NEWS RELEASE

EXCELLENT METALLURGICAL TEST RESULTS FOR CLIFTON STAR

Quebec City, QUEBEC--(March 2, 2012) — Clifton Star Resources Inc. ("Clifton Star" or "The Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to report that recent metallurgical test results at SGS Lakefield Research have demonstrated that high gold recoveries from the Duparquet Project mineralization are possible using a combination of conventional flotation, pressure oxidation and cyanidation.

The overall average gold recovery from six metallurgical samples from the Duparquet Project gold zones provided to SGS Lakefield Research was 93%.

Six metallurgical samples, with head grades ranging from 1.25 g/t gold to 3.58 g/t gold, were provided to SGS Lakefield Research for gold recovery testing. The samples were core from the Beattie (A Zone, South Zone, and RW Zone), the Donchester North, the Donchester South, and the Central Duparquet Main Zone. A sample of the historical tailings from Beattie was also tested.

Metallurgical Testing and Results

Two basic approaches were utilized in the metallurgical testing. First, gravity recovery was tested to see if gold could be recovered by gravity concentration. Second, the process of (a) flotation (to recover pyrite and gold), (b) pressure oxidation (to oxidize the pyrite and liberate the gold) and, (c) carbon-in-leach cyanidation (of both the pressure oxidation residue and the flotation tailings) was conducted. Finally, the environmental treatment of the pressure oxidation solution was demonstrated.

Gravity: Recovery of gold by batch Knelson gravity concentration alone ranged from 18% to 39%. These results indicate that gravity may be used as part of the metallurgical treatment process, but that additional processing is required to achieve a high overall gold recovery.

Flotation: The goal of flotation testing was to concentrate the sulfides and the gold in the metallurgical samples into a concentrate for pre-treatment and cyanidation. The results indicate that all samples can easily be floated to produce a pyrite—gold concentrate. For one sample (Central Duparquet), even higher gold and sulfur recoveries may be achieved using a finer grind.

The small scale batch flotation of the six metallurgical samples gave average values as follows:

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Gold Recovery of 90.3%

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Sulfur Recovery of 92.7%

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Mass Recovery of 19.0% of the Flotation Feed Weight

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Flotation Concentrate Grade of 12.5 g/t Au and 6.7 % Sulfide Sulfur

Larger scale tests produced similar results.

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Gold Recovery of 91.5%

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Mass Recovery of 17.8% of the Flotation Feed Weight

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Flotation Concentrate Grade of 11.5 g/t Au and 6.1 % Sulfide Sulfur

Pressure Oxidation and Cyanidation:

A significant amount of gold is locked in refractory sulfide minerals (predominantly pyrite). Refractory sulfide ores are generally treated by pre-oxidation (pressure oxidation, biological oxidation, or roasting) prior to recovery of gold by cyanidation.

Pressure oxidation is a standard technology for pre-treatment of refractory gold ores and concentrates to increase the recovery of gold. It is used routinely by Goldcorp at Red Lake and by Barrick in Nevada. Each concentrate produced from the Duparquet Project was pressure oxidized under industry-standard conditions followed by carbon-in-leach cyanidation of the oxidation residue. Each of the individual concentrates is autothermal with respect to sulfur grade for pressure oxidation (i.e. no supplemental heat would be required for normal autoclave operation). The results are summarized below:

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The average sulfide oxidation for the best test for each of the six samples was 98.8%.

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The average value of gold extraction from the six samples (best results for each sample) was 97.6%.

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The recovery of gold from the flotation tailings ranged from 26 to 56%, and averaged 40%. The average cyanidation tail assay was only 0.15 g/t — a very good result.

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The consumption of cyanide is very low over the whole range of samples. Although the consumption of lime (CaO) is elevated in a few cases (Donchester N and Donchester S), it is likely that these consumptions can be reduced by optimization of the pressure oxidation conditions.

The recovery by CIL (carbon-in-leach) of the pressure oxidation residue and by cyanidation of the flotation tailings were summed to give an overall recovery from each of the original metallurgical samples.

The average overall recovery of gold was 93.0% from the six metallurgical samples.

Environmental

The arsenic levels are low in all six samples (0.024 to 0.11%). At these levels, the environmental control of arsenic is straightforward.

The environmental treatment of the pressure oxidation solutions using limestone and lime neutralization produced very low residual arsenic in solution , below 1 mg/L (the detection limit) and a co—precipitate with iron with a very high ratio of iron to arsenic. The results of the testing indicate a favourable removal process for arsenic as a co-precipitate with iron. The iron to arsenic ratio (Fe/As) is advantageous to produce a stable residue for environmental disposal. Industry practice is to seek a ratio of greater than 4 for this parameter. The Clifton samples have ratios from 14 to 50. These results also reinforce the low arsenic nature of the primary ore samples.

Additional Metallurgical Test Programs

The current results have demonstrated that very high gold recoveries are possible using a combination of conventional flotation, pressure oxidation and cyanidation.

However, in order to determine the most economical process to treat the mineralization, samples of bulk concentrate have also been provided to Goldfields of South Africa for testing of the BIOXTM technology as an alternative to pressure oxidation. The BIOX process uses bacteria to catalyze the oxidation of pyrite and arsenopyrite prior to gold recovery by carbon-in-leach cyanidation. In addition, samples of bulk concentrate have been sent to Australia for testing of XSTRATA Technologies’ Albion process. The Albion process uses fine grinding and neutral oxidation of pyrite and arsenopyrite prior to gold recovery by carbon-in-leach cyanidation.

Both series of tests have begun and Clifton expects to have the preliminary results from both series of tests in June 2012.

The benefits of both processes will be compared with the conventional flow sheet used in the SGS Lakefield tests to maximize recoveries and economic return as well as minimize environmental impact.

“It has been commonly considered that the resource at Duparquet may be difficult to treat from a metallurgical stand point. Considering the tests results, the uncertainty is largely lifted.” said Michel Bouchard, President and CEO of Clifton Star.

Beattie Tailings Tests

Lakefield tests are not completed but bulk flotation of the historical Beattie tailings produced a rougher concentrate of 12.9% of the feed weight, with a gold assay of 6.6 g/t Au and a sulfur content of 3.32%. This represented recovery of 64.8% of the Au and 77.8 % of the sulfide sulfur from the tails.

The combination of pressure oxidation of the tailings flotation concentrate and cyanidation gave 87.1% Au extraction from the oxidation residue, with reagent consumptions of 0.04 kg NaCN per tonne of concentrate and 3.30 kg CaO per tonne of concentrate.

Further tests are pending with the incorporation of grinding of the tails prior to flotation (to approximately 100 micron particle size), pressure oxidation and cyanidation.

Qualified Person

Dr. David Dreisinger, P.Eng., F.C.I.M., F.C.A.E., is the Qualified Person (NI 43-101) who supervised the preparation of the technical information in this news release. Dr. Dreisinger is Professor and Chairholder, Industrial Research Chair in Hydrometallurgy at the University of British Columbia (Vancouver, Canada) and consults to the worldwide metallurgical industry through Dreisinger Consulting Inc.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

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Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward- looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U .S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.